                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 4)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                      CALIFORNIA COASTAL COMMUNITIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (Title of Class of Securities)

                                   129915104
                                   ---------
                     (CUSIP Number of Class of Securities)


                              GREGORY T. SANGALIS
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             WASTE MANAGEMENT, INC.
                         1001 FANNIN STREET, SUITE 4000
                              HOUSTON, TEXAS 77002
                                 (713) 512-6200
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                    COPY TO:

                              DALE B. TAUKE, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                                   SUITE 4200
                            CHICAGO, ILLINOIS 60601
                                 (312) 558-5600

                                  JULY 16, 1998
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                                  SCHEDULE 13D

-------------------
CUSIP No. 129915104
-------------------

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Waste Management, Inc. (as ultimate parent of Waste Management Holdings, Inc., Wheelabrator Technologies Inc. and Resco Holdings Inc.)
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [ ]
-------------------------------------------------------------------------------
3.
         SEC USE ONLY
-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
-------------------------------------------------------------------------------
             NUMBER OF SHARES         7.  SOLE VOTING POWER - 0
         BENEFICIALLY OWNED BY EACH  ------------------------------------------
               PERSON WITH            8.  SHARED VOTING POWER - 1,226,608*
                                     ------------------------------------------
                                      9.  SOLE DISPOSITIVE POWER - 0
                                     ------------------------------------------
                                      10. SHARED DISPOSITIVE POWER - 1,226,608*
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Waste Management, Inc. may be deemed to own beneficially the 473,133 shares of common stock, par value $.05 per share, owned beneficially by Wheelabrator Technologies Inc., a wholly-owned subsidiary of Waste Management Holdings, Inc., and the 753,475 shares of common stock, par value $.05 per share, owned beneficially by Resco Holdings Inc., a wholly-owned subsidiary of Wheelabrator Technologies Inc. Waste Management Holdings, Inc. is a wholly-owned subsidiary of Waste Management, Inc.
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES
                                                                           [ ]

-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
         10.7% of the Company's outstanding Common Stock of 11,477,610 as reported in the Company's Annual Report on Form 10-K for the period ending December 31, 1998

-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - CO

-------------------------------------------------------------------------------

* Represents shares of Common Stock by wholly-owned subsidiaries of Waste Management, Inc.

                                  SCHEDULE 13D

-------------------
CUSIP No. 129915104
-------------------

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Waste Management Holdings, Inc. (as parent corporation to Wheelabrator Technologies Inc. and Resco Holdings Inc.)

-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
-------------------------------------------------------------------------------
             NUMBER OF SHARES         7.  SOLE VOTING POWER - 0
        BENEFICIALLY OWNED BY EACH    -----------------------------------------
               PERSON WITH            8.  SHARED VOTING POWER - 1,226,608*
                                      -----------------------------------------
                                      9.  SOLE DISPOSITIVE POWER - 0
                                      -----------------------------------------
                                      10. SHARED DISPOSITIVE POWER - 1,226,608*

-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Waste Management Holdings, Inc. may be deemed to own beneficially the 473,133 shares of common stock, par value $.05 per share, owned by Wheelabrator Technologies Inc., a wholly-owned subsidiary of Waste Management Holdings, Inc., and the 753,475 shares of common stock, par value $.05 per share, owned by Resco Holdings Inc., a wholly-owned subsidiary of Wheelabrator Technologies Inc.

-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

         10.7% of the Company's outstanding Common Stock of 11,477,610 as reported in the Company's Annual Report on Form 10-K for the period ending December 31, 1998
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - CO

-------------------------------------------------------------------------------
* Represents shares of Common Stock by wholly-owned subsidiaries of Waste Management Holdings, Inc.

                                  SCHEDULE 13D

-------------------
CUSIP No. 129915104
-------------------

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wheelabrator Technologies Inc. (shares directly held plus shares indirectly held as sole stockholder of Resco Holdings Inc.)
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
-------------------------------------------------------------------------------
             NUMBER OF SHARES          7.  SOLE VOTING POWER - 0
         BENEFICIALLY OWNED BY EACH    ----------------------------------------
               PERSON WITH             8.  SHARED VOTING POWER - 1,226,608*
                                       ----------------------------------------
                                       9.  SOLE DISPOSITIVE POWER - 0
                                       ----------------------------------------
                                       10. SHARED DISPOSITIVE POWER - 1,226,608*

-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Wheelabrator Technologies Inc. owns 473,133 shares of common stock, par value $.05 per share, directly and may be deemed to own beneficially 753,475 shares of common stock, par value $.05 per share, owned by Resco Holdings Inc., a wholly-owned subsidiary of Wheelabrator Technologies Inc.
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
         10.7% of the Company's outstanding Common Stock of 11,477,610 as reported in the Company's Annual Report on Form 10-K for the period ending December 31, 1998

-------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON - CO

-------------------------------------------------------------------------------
* Represents shares of Common Stock owned by Wheelabrator Technologies Inc. and a wholly-owned subsidiary of Wheelabrator Technologies Inc.

                                  SCHEDULE 13D

-------------------
CUSIP No. 129915104
-------------------

-------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Resco Holdings Inc.
-------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3.      SEC USE ONLY

-------------------------------------------------------------------------------
4.      SOURCE OF FUNDS

        OO
-------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
-------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
-------------------------------------------------------------------------------
             NUMBER OF SHARES         7.  SOLE VOTING POWER - 0
        BENEFICIALLY OWNED BY EACH    -----------------------------------------
               PERSON WITH            8.  SHARED VOTING POWER - 753,475*
                                      -----------------------------------------
                                      9.  SOLE DISPOSITIVE POWER - 0
                                      -----------------------------------------
                                      10. SHARED DISPOSITIVE POWER -753,475*

-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        753,475*
-------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
        6.7% of the Company's outstanding Common Stock of 11,477,610 as reported in the Company's Annual Report on Form 10-K for the period ending December 31, 1998

-------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON - CO

-------------------------------------------------------------------------------
* Represents shares of Common Stock held by Resco Holdings Inc.

                 This is Amendment No. 4 to the Statement on Schedule 13D (this "Schedule") filed with the Securities and Exchange Commission on July 15, 1992, as amended on July 2, 1992, December 10, 1993 and December 15, 1993.

ITEM 1.          SECURITY AND ISSUER.

                 Item 1 is amended by adding the following:

                 This Statement relates to shares of common stock, $.05 par value per share (the "Common Stock"), of California Coastal Communities, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6 Executive Circle, Suite 250, Irvine, California, 92614.

ITEM 2.          IDENTITY AND BACKGROUND.

                 Item 2 is amended by adding the following:

                 This statement is being filed jointly by: (i) Waste Management, Inc., (ii) Waste Management Holdings, Inc., (iii) Wheelabrator Technologies Inc. and (iv) Resco Holdings Inc., (together, the "Reporting Entities").

                 Waste Management, Inc. was incorporated under the laws of the State of Delaware. Its primary business is waste disposal and its principal offices are located at 1001 Fannin Street, Suite 4000, Houston, Texas, 77002. Waste Management Holdings, Inc. was incorporated under the laws of the State of Delaware. Its primary business is waste disposal and its principal offices are located at 1001 Fannin Street, Suite 4000, Houston, Texas, 77002. Wheelabrator Technologies Inc. was incorporated under the laws of the State of Delaware. Its primary business is owning, developing and operating waste-to-energy facilities and its principal offices are located at 4 Liberty Lane West, Hampton, New Hampshire, 03842. Resco Holdings Inc. was incorporated under the laws of the State of Delaware. Its primary business is owning, developing and operating waste-to-energy facilities and its principal offices are located at 4 Liberty Lane West, Hampton, New Hampshire, 03842. Resco Holdings Inc. is a wholly-owned subsidiary of Wheelabrator Technologies Inc. Wheelabrator Technologies Inc. is a wholly-owned subsidiary of Waste Management Holdings, Inc. Waste Management Holdings, Inc. is a wholly-owned subsidiary of Waste Management, Inc.

                 Certain information regarding the executive officers and directors of Waste Management, Inc. is hereby incorporated by reference into this Schedule by reference to: (i) Waste Management, Inc.'s Proxy Statement for its 1999 Annual Meeting of Stockholders and (ii) Part I, Item 4 of Waste Management, Inc.'s Annual Report on Form 10-K for the period ending December 31, 1998. The sole director of Waste Management Holdings, Inc., Wheelabrator Technologies Inc. and Resco Holdings Inc. is Gregory Sangalis. The officers of Waste Management Holdings, Inc. are as follows:

       Donald R. Chappel        President

       Earl E. DeFrates         Executive Vice President and CFO

       Gregory T. Sangalis      Senior Vice President and Secretary

       Bruce E. Snyder          Vice President, Chief Accounting Officer and
                                Assistant Secretary

       Ronald H. Jones          Vice President and Treasurer

       Bryan J. Blankfield      Vice President and Assistant Secretary

       Jeffrey A. Draper        Vice President and Assistant Treasurer

The officers of Wheelabrator Technologies Inc. are as follows:

       John M. Kehoe, Jr.       President

       Donald R. Chappel        Executive Vice President

       Earl E. DeFrates         Executive Vice President and CFO

       Gregory T. Sangalis      Senior Vice President and Secretary

       Bruce E. Snyder          Vice President, Chief Accounting Officer and
                                Assistant Secretary

       Mark P. Hepp             Vice President - Operations

       Richard T. Felago        Vice President

       Michael K. Slattery      Vice President and Assistant Secretary

       Ronald H. Jones          Vice President and Treasurer

       Bryan J. Blankfield      Vice President and Assistant Secretary

       Jeffrey A. Draper        Vice President and Assistant Treasurer

       Robert Simpson           Vice President and Assistant Treasurer

       Gary J. Testa            Vice President - Finance and Assistant Treasurer

The officers of Resco Holdings Inc. are as follows:

       John M. Kehoe, Jr.       President

       Donald R. Chappel        Executive Vice President

       Earl E. DeFrates         Executive Vice President and CFO

       Gregory T. Sangalis      Senior Vice President and Secretary

       Bruce E. Snyder          Vice President, Chief Accounting Officer and
                                Assistant Secretary

       Mark P. Hepp             Vice President

       Richard T. Felago        Vice President

       Michael K. Slattery      Vice President and Assistant Secretary

       Ronald H. Jones          Vice President and Treasurer

       Bryan J. Blankfield      Vice President and Assistant Secretary

       Jeffrey A. Draper        Vice President and Assistant Treasurer

       Gary J. Testa            Vice President and Assistant Treasurer

                 None of the Reporting Entities, nor, to their knowledge, any of the executive officers or directors of any of the Reporting Entities, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Item 3 is amended by adding the following:

                 The Common Stock reported in this Schedule by the Reporting Entities was acquired pursuant to a reorganization under Chapter 11 of Title 11 or the United States Code (the "Bankruptcy Code"). On July 14, 1997, the Company filed a voluntary petition for relief and proposed a prepackaged plan of reorganization. On August 19, 1997, the United States Bankruptcy Court for the District of Delaware confirmed the Company's plan of reorganization. The effective date of the reorganization, whereby the Reporting Entities acquired Common Stock of the Company, was September 2, 1997.

                 Prior to the Company's reorganization, Wheelabrator Technologies Inc. held the following securities in the Company: (i) $7,041,976 in principal amount of its 12% Senior Subordinated Pay-In-Kind Debentures due March 15, 2002 ("Senior Debentures"); (ii) $1,760,408 in principal amount of its 12% Subordinated Pay-In-Kind Debentures due March 15, 2002 ("Junior Debentures"); (iii) 1,310,764 shares of Series A Convertible Redeemable Preferred Stock ("Preferred Stock") and (iv) 655,382 shares of pre-reorganization common stock. Prior to the Company's reorganization, Resco Holdings Inc. held the following securities in the Company: (i) $11,214,273 in principal amount of its Senior Debentures; (ii) $2,803,578 in principal amount of its Junior Debentures; (iii) 2,087,687 shares of Preferred Stock and (iv) 1,043,687 shares of pre-reorganization common stock.

                 Under the reorganization: (i) each holder of the Senior Debentures received 56 shares of post-reorganization Common Stock for each $1,000 principal amount of Senior Debentures; (ii) each holder of the Junior Debentures received 28 shares of the post-reorganization Common Stock for each $1,000 principal amount of Junior Debentures; (iii) each holder of Preferred Stock received 1.75 shares of post-reorganization Common Stock for each share of Preferred Stock and (iv) one share of post-reorganization Common Stock for each 100 shares of pre- reorganization common stock.

                 The Company's reorganization is described in further detail in filings by the Company with the Securities and Exchange Commission: (i) the Current Report on Form 8-K filed July 21, 1997; (ii) the Current Report on Form 8-K filed August 19, 1997 and (iii) the Current Report on Form 8-K filed September 2, 1997. The reorganization and related actions and transactions are also described in detail in the Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission pursuant to the Securities Act on May 1, 1997.

                 Waste Management, Inc. acquired its interest in the Common Stock of the Company on July 16, 1998 pursuant to a merger of a subsidiary of USA Waste Services, Inc. into Waste Management Holdings, Inc. which at the time was known as Waste Management, Inc. USA Waste Services, Inc. then changed its name to Waste Management Inc. Wheelabrator Technologies Inc. and Resco Holdings Inc. were subsidiaries of Waste Management Holdings, Inc. prior to the merger and thereby became post-merger subsidiaries of Waste Management, Inc.

ITEM 4.          PURPOSE OF TRANSACTION.

                 Item 4 is amended by adding the following:

                 Pursuant to the Call/Put Agreement between the Company and Wheelabrator Technologies Inc. dated April 8, 1999, the Company has the right to require Wheelabrator Technologies Inc. to sell, and Wheelabrator Technologies Inc. has the right to require the Company to buy, 1,226,608 shares of Common Stock at $5.75 per share during the period commencing June 1, 1999 and terminating June 30, 1999. The Call/Put Agreement, filed herewith as an Exhibit, is incorporated by reference into this Schedule. Wheelabrator Technologies, Inc. intends to sell, and to cause Resco Holdings Inc. to sell, their respective shares of Common Stock pursuant to the Call/Put Agreement.

ITEM 5.          INTEREST IN SECURITIES OF THE COMPANY.

                 Item 5 is amended by adding the following:

                 (a) As ultimate parent corporation to Wheelabrator Technologies Inc. and Resco Holdings Inc., Waste Management, Inc. may be deemed to own beneficially 1,226,608 shares of Common Stock which shares represent 10.7% of the Company's outstanding Common Stock. As parent corporation to Wheelabrator Technologies Inc. and Resco Holdings Inc., Waste Management Holdings, Inc. may be deemed to own beneficially 1,226,608 shares of Common Stock which shares represent 10.7% of the Company's outstanding Common Stock. Wheelabrator Technologies Inc. may be deemed to own beneficially 1,226,608 shares of Common Stock which represents 10.7% of the Company's outstanding Common Stock. Wheelabrator Technologies Inc. owns 473,133 shares of Common Stock directly and may be deemed to own beneficially another 753,475 shares of Common Stock as sole stockholder of Resco Holdings Inc. Resco Holdings Inc. owns 753,475 shares of Common Stock which represents 6.7% of the Company's outstanding Common Stock.

                 (b) Waste Management, Inc. exercises: (i) sole power to vote or direct the vote no shares of Common Stock, (ii) shared power to vote or direct the vote 1,226,608 shares of Common Stock, (iii) sole power to dispose or direct the disposition of no shares of Common Stock and (iv) shared power to dispose or direct the disposition of 1,226,608 shares of Common Stock.

                 Waste Management Holdings, Inc. exercises: (i) sole power to vote or direct the vote no shares of Common Stock, (ii) shared power to vote or direct the vote 1,226,608 shares of Common Stock, (iii) sole power to dispose or direct the disposition of no shares of Common Stock and (iv) shared power to dispose or direct the disposition of 1,226,608 shares of Common Stock.

                 Wheelabrator Technologies Inc. exercises: (i) sole power to vote or direct the vote no shares of Common Stock, (ii) shared power to vote or direct the vote 1,226,608 shares of Common Stock, (iii) sole power to dispose or direct the disposition of no shares of Common Stock and (iv) shared power to dispose or direct the disposition of 1,226,608 shares of Common Stock.

                 Resco Holdings, Inc. exercises: (i) sole power to vote or direct the vote no shares of Common Stock, (ii) shared power to vote or direct the vote 753,475 shares of Common Stock, (iii) sole power to dispose or direct the disposition of no shares of Common Stock and (iv) shared power to dispose or direct the disposition of 753,475 shares of Common Stock.

                 (c) Except for the execution of the Call/Put Agreement, none of the Reporting Entities have effected a transaction involving the Common Stock of the Company in the past 60 days nor filed a Schedule 13D with respect to the Common Stock of the Company in the past 60 days.

ITEM 6.          CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS
                 WITH RESPECT TO SECURITIES OF THE COMPANY.

                 Item 6 is amended by adding the following:

                 Wheelabrator Technologies Inc. and the Company have entered into a Call/Put Agreement which is described in Item 5. Pursuant to the Call/Put Agreement, the Reporting Entities may dispose of their entire interest in the Common Stock of the Company by the close of business June 30, 1999.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 Item 7 is amended by adding the following:

                 1. Joint Filing Agreement between and among the Reporting Entities dated April 14, 1999, filed herewith

                 2. Call/Put Agreement between the Company and Wheelabrator Technologies Inc. dated April 8, 1999, filed herewith.

                                   SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 14, 1999


                                   WASTE MANAGEMENT, INC.


                                   By:     /s/ BRYAN J. BLANKFIELD
                                      -----------------------------------------
                                        Name:  Bryan J. Blankfield
                                        Title: Vice President and
                                               Assistant Secretary



                                   WASTE MANAGEMENT HOLDINGS, INC.


                                   By:     /s/ BRYAN J. BLANKFIELD
                                      -----------------------------------------
                                        Name:  Bryan J. Blankfield
                                        Title: Vice President and
                                               Assistant Secretary


                                   WHEELABRATOR TECHNOLOGIES INC.


                                   By:     /s/ BRYAN J. BLANKFIELD
                                      -----------------------------------------
                                        Name:  Bryan J. Blankfield
                                        Title: Vice President and
                                               Assistant Secretary


                                   RESCO HOLDINGS INC.


                                   By:     /s/ BRYAN J. BLANKFIELD
                                      -----------------------------------------
                                        Name:  Bryan J. Blankfield
                                        Title: Vice President and
                                               Assistant Secretary

                               INDEX TO EXHIBITS

        1. Joint Filing Agreement between and among the Reporting Entities dated April 14, 1999, filed herewith

        2.        Call/Put Agreement between the Company and
                  Wheelabrator Technologies Inc. dated April ___,
                  1999, filed herewith.